Regado Biosciences, Inc.

120 Mountain View Boulevard

Basking Ridge, NJ 07920

June 14, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Austin Stephenson

Re:	Regado Biosciences, Inc. Registration Statement on Form S-1 (File No. 333-188209)

Dear Mr. Stephenson:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Regado Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Standard Time, on June 18, 2013, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

REGADO BIOSCIENCES, INC.

By:	/s/ Christopher E. Courts
Name:	Christopher E. Courts
Title:	Vice President, Finance

June 14, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin Stephenson

Re:	Regado Biosciences, Inc.
Registration Statement on Form S-1 (File No. 333-188209)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC and BMO Capital Markets Corp., as representatives of the several underwriters, hereby join Regado Biosciences, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM, Eastern Time, on June 18, 2013, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that through the date hereof, the undersigned effected the distribution of approximately 793 copies of the Preliminary Prospectus dated May 29, 2013 (the “Preliminary Prospectus”) to prospective underwriters, institutional investors, dealers, and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

[Remainder of Page Intentionally Left Blank]

Very truly yours, Cowen and Company, LLC BMO Capital Markets Corp.

By:	Cowen and Company, LLC

By:	/s/ Grant Miller
	Name:	Grant Miller
	Title:	Managing Director

By:	BMO Capital Markets Corp.

By:	/s/ Lori Begley
	Name:	Lori Begley
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]